UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

DE ACQUISITION 3, INC.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Securities)

_____________________________
(CUSIP Number)

Ronald Eibensteiner
c/o Wyncrest Capital, Inc.
800 Nicollet Mall, Suite 2690
            Minneapolis, MN   55402
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

                      March 1, 2011
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  [ ]

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.
___________________________________________________________________________________________
1.         Names of Reporting Persons
            IRS Identification Nos. of Above Persons (Entities Only) 41-1763752

            Wyncrest Capital, Inc.

___________________________________________________________________________________________ 2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
___________________________________________________________________________________________ 3. SEC Use Only
4. Source of Funds (See Instructions) WC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6. Citizenship or Place of Organization Minnesota Number of Shares Beneficially Owned by Each Reporting Person With:
7. Sole Voting Power 500,000 8. Shared Voting Power N/A
9. Sole Dispositive Power 500,000
10. Shared Dispositive Power N/A
___________________________________________________________________________________________ 11. Aggregate Amount Beneficially Owned by Each Reporting Person 500,000
___________________________________________________________________________________________ 12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
___________________________________________________________________________________________ 13. Percent of Class Represented by Amount in Row (11) 10.0%
___________________________________________________________________________________________ 14. Type of Reporting Person (See Instructions) CO

CUSIP No.
__________________________________________________________________________________________ 1. Names of Reporting Persons IRS Identification Nos. of Above Persons (Entities Only) Ronald E. Eibensteiner
___________________________________________________________________________________________ 2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
___________________________________________________________________________________________ 3. SEC Use Only
4. Source of Funds (See Instructions) AF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6. Citizenship or Place of Organization US Number of Shares Beneficially Owned by Each Reporting Person With:
7. Sole Voting Power N/A 8. Shared Voting Power 500,000*
9. Sole Dispositive Power N/A
10. Shared Dispositive Power 500,000*
___________________________________________________________________________________________ 11. Aggregate Amount Beneficially Owned by Each Reporting Person 500,000*
___________________________________________________________________________________________ 12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
___________________________________________________________________________________________ 13. Percent of Class Represented by Amount in Row (11) 10.0%
___________________________________________________________________________________________ 14. Type of Reporting Person (See Instructions) IN
*This amount represents shares of common stock, par value $0.0001 per share (the “Common Stock”) owned of record Wyncrest Capital, Inc.

Item 1.                                Security and Issuer

500,000 shares (the “Shares”) of common stock, $0.0001 par value (the “Common Stock”) of DE Acquisition 3, Inc. (the “Issuer”).  The Issuer’s address is 100 South Fifth Street, 19th Floor Minneapolis, MN 55402

Item 2.                                Identity and Background

(a)           This statement is filed by Wyncrest Capital, Inc. (“Wyncrest”) and Ronald Eibensteiner (collectively, the “Reporting Persons”).

(b)           The address of Wyncrest and Mr. Eibensteiner is 800 Nicollet Mall, Suite 2690, Minneapolis, MN   55402.

(c)           Mr. Eibensteiner is the President and CEO of Wyncrest.

(d)           During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding.

(e)           During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Mr. Eibensteiner is a citizen of the United States. Wyncrest is formed in the state of Minnesota.

Item 3.                                Source and Amount of Funds or Other Consideration

The Shares were purchased by Wyncrest with working capital for an aggregate purchase price equal to $3,750.00.

Item 4.                                Purpose of Transaction

The Reporting Persons acquired the Shares for investment purposes.  Depending on market conditions and other factors, any of the Reporting Persons may acquire additional securities of the Issuer as each deems appropriate, whether in privately negotiated transactions, private placements with the Issuer or otherwise.  The Reporting Persons also reserve the right to dispose of some or all of the shares they own in privately negotiated transactions with third parties or otherwise.

The Shares were purchased in accordance with the terms and conditions of a Securities Purchase Agreement, dated March 1, 2011 (the “Purchase Agreement”), by and between the Issuer and New Asia Partners LLC and those certain other purchaser signatories thereto, including Wyncrest.  The terms of the Purchase Agreement resulted in a change in control of the Company.

Item 5.                                Interest in Securities of the Issuer

Wyncrest owns 500,000 shares of the Common Stock of the Issuer, representing approximately 10% of the outstanding Common Stock of the Company.  Mr. Eibensteiner owns 100% of the outstanding capital stock of Wyncrest and has sole voting and dispositive control over the shares of Common Stock owned of record by Wyncrest.

Item 6.                                Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Shares were issued in accordance with the terms and conditions of the Purchase Agreement.

Item 7.                                Material to Be Filed as Exhibits

99.1   Joint Filing Agreement

99.2   Purchase Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 10, 2011                                                     WYNCREST CAPITAL, INC.

By: /s/ Ronald E. Eibensteiner
      Ronald E. Eibensteiner, President

       /s/ Ronald E. Eibensteiner
       Ronald E. Eibensteiner

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as  amended, each of the  persons named below agree to the joint filing of a statement on  Schedule 13D, including amendments thereto, with respect to the Common Stock, $0.0001 par value, of DE ACQUISITION 3, INC. and further agree that this Joint Filing Agreement be included as an exhibit to such filings, provided that, as contemplated by Section 13d-1(k)(1)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be executed in any number of counterparts, all of which collectively shall constitute one and the same instrument.

Dated:  March 10, 2011
WYNCREST CAPITAL, INC.

By: /s/ Ronald E. Eibensteiner______________________
        Ronald E. Eibensteiner, President

       /s/ Ronald E. Eibensteiner_____________________
        Ronald E. Eibensteiner